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                            November 8, 2022

       Leslie Magee
       Chief Financial Officer
       H&E Equipment Services, Inc.
       7500 Pecue Lane
       Baton Rouge, LA 70809

                                                        Re: H&E Equipment
Services, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 000-51759

       Dear Leslie Magee:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Year Ended December 31, 2021 Compared to the Year Ended December 31,
2020
       Revenues, Rentals, page 31

   1. You disclose "Rental equipment time utilization as a percentage of original equipment cost was approximately
69.7% for the year ended December 31, 2021 compared to 62.9%
                                                        in the year ended
December 31, 2020, an increase of 6.8%, largely attributable to the increase in demand in
the current year" as one of the primary drivers for the increase in equipment rentals.
Please explain and disclose how this metric is determined and how variances in this
utilization rate impacted your rental revenues for the year ended
                                                        December 31, 2021.
Refer to Item 303(b)(2)(i) of Regulation S-K and Staff Release 33-
                                                        10751 on key
performance indicators and metrics in Management's Discussion and
                                                        Analysis of Financial
Condition and Results of Operations.
 Leslie Magee
H&E Equipment Services, Inc.
November 8, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameLeslie Magee                            Sincerely,
Comapany NameH&E Equipment Services, Inc.
                                                          Division of
Corporation Finance
November 8, 2022 Page 2                                   Office of Trade &
Services
FirstName LastName